# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Shattuck Labs, Inc., CIK 0001680367
CUSIP: 82024L103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 W. 5th Street, Suite 1200, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 08/25/2025
Amends the filing with accession number 0001144204-19-045770
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Redmile Group, LLC, Attn: Josh Garcia, One Letterman Drive, Bldg D, Ste D3-300, San Francisco, California (CA), 94129, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,379,095; sole dispositive power 0; shared dispositive power 6,379,095; aggregate amount beneficially owned 6,379,095 (9.9% of the class)
  Comment: (1) The source of funds was working capital of certain private investment funds managed by Redmile Group, LLC (the "Redmile Funds"), including Redmile Biopharma Investments II, L.P. ("RBI II").
  
  (2) Redmile Group, LLC's beneficial ownership of the Issuer's common stock ("Common Stock") is comprised of 5,539,724 shares of Common Stock owned by RBI II and certain other Redmile Funds. In addition, Redmile beneficially owns 112,936 shares of Common Stock that are issuable upon the exercise of certain vested options. The stock options were granted to Mike Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors and are exercisable within 60 days of the date of this filing. Pursuant to the policies of Redmile, Mr. Lee holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options to Redmile. Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 11,296,283 shares of Common Stock issuable upon exercise of certain pre-funded warrants and common warrants (the "Warrants"), including the Warrants purchased by RBI II and certain other Redmile Funds in the private placement (the "PIPE"). Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder of a Warrants may not exercise the Warrants held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, any other persons deemed to be acting as a group together with the holder or any of its affiliates, or any other persons whose beneficial ownership of Common Stock would or could be aggregated with the holder's and/or its affiliates' for purposes of Section 13(d) or Section 16 of the Exchange Act), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. The 6,379,095 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13D, which includes 726,435 shares of Common Stock issuable upon exercise of certain of the Warrants under the Beneficial Ownership Blocker, represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  (3) Percent of class calculated based on the sum of (i) 47,903,215 shares of Common Stock outstanding on May 14, 2025, as disclosed in the Issuer's Definitive Proxy Statement for the 2025 Annual Meeting of the Stockholders filed on Schedule 14A with the SEC on May 21, 2025 (the "Proxy Statement"), (ii) 15,225,158 shares of Common Stock issued by the Issuer in the PIPE as reported by the Issuer in its Form 8-K dated August 5, 2025 filed with the SEC on August 6, 2025 (the "Form 8-K"), plus (iii) 726,435 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
- Jeremy C. Green (CIK 0001650527): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 6,379,095; sole dispositive power 0; shared dispositive power 6,379,095; aggregate amount beneficially owned 6,379,095 (9.9% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds, including RBI II.
  
  (2) Jeremy C. Green's beneficial ownership of the Common Stock is comprised of 5,539,724 shares of Common Stock owned by RBI II and certain other Redmile Funds. In addition, Mr. Green may beneficially own 112,936 shares of Common Stock that are issuable upon the exercise of certain vested options. The stock options were granted to Mike Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors and may be exercised within 60 days of the date of this filing. Pursuant to the policies of Redmile, Mr. Lee holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options to Redmile. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 11,296,283 shares of Common Stock issuable upon exercise of the Warrants, including the Warrants purchased by RBI II and certain other Redmile Funds in the PIPE. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder of a Warrants may not exercise the Warrants held by such holder to the extent that the Beneficial Ownership Blocker applies. The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. The 6,379,095 shares of Common Stock reported as beneficially owned by Mr. Green in this Schedule 13D, which includes 726,435 shares of Common Stock issuable upon exercise of certain of the Warrants under the Beneficial Ownership Blocker, represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  (3) Percent of class calculated based on the sum of (i) 47,903,215 shares of Common Stock outstanding on May 14, 2025, as disclosed in the Proxy Statement, (ii) 15,225,158 shares of Common Stock issued by the Issuer in the PIPE as reported by the Form 8-K plus (iii) 726,435 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
- Redmile Biopharma Investments II, L.P. (CIK 0001772230): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,065,432; sole dispositive power 0; shared dispositive power 4,065,432; aggregate amount beneficially owned 4,065,432 (6.4% of the class)
  Comment: (1) RBI II's beneficial ownership of the Common Stock is comprised of 3,338,997 shares of Common Stock. Subject to the Beneficial Ownership Blocker (as defined below), RBI II also beneficially owns 5,647,258 shares of Common Stock issuable upon exercise of certain Warrants, including the pre-funded warrants and common warrants purchased by RBI II in the PIPE. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder of a Warrants may not exercise the Warrants held by such holder to the extent that the Beneficial Ownership Blocker applies. The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. The shares of Common Stock reported as beneficially owned by RBI II in this Schedule 13D represent the shares of Common Stock held directly by RBI II and the 726,435 shares of Common Stock that could be issued to RBI II upon exercise of certain of the Warrants directly held by RBI II under the Beneficial Ownership Blocker.
  
  (2) Percent of class calculated based on the sum of (i) 47,903,215 shares of Common Stock outstanding on May 14, 2025, as disclosed in the Proxy Statement, (ii) 15,225,158 shares of Common Stock issued by the Issuer in the PIPE as reported by the Form 8-K plus (iii) 726,435 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI II, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Shattuck Labs, Inc.
Address of issuer's principal executive offices: 500 W. 5th Street, Suite 1200, Austin, Texas (TX), 78701

## Item 2. Identity and Background
Name of person filing: This amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, amendment No. 1 to the Schedule 13D filed with the SEC on December 21, 2023, amendment No. 2 to the Schedule 13D filed with the SEC on December 6, 2024, and amendment No. 3 to the Schedule 13D filed with the SEC on August 6, 2025 (collectively, the "Prior Schedule 13D") by Redmile Group, LLC ("Redmile"), Jeremy C. Green, and Redmile Biopharma Investments II, L.P. ("RBI II") relating to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 4, the Prior Schedule 13D is unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Upon the closing of the previously disclosed private placement on August 25, 2025 (the "PIPE"), following the satisfaction of certain material conditions, certain private investment vehicles managed by Redmile Group, LLC (the "Redmile Funds"), including RBI II, utilized working capital in the aggregate amount of approximately $3,555,190 to acquire Pre-Funded Warrants to purchase up to an aggregate of 4,097,730 shares of Common Stock, and accompanying warrants (the "Common Warrants") to purchase up to an aggregate of 4,097,730 shares of Common Stock (or, in lieu thereof, Pre-Funded Warrants to purchase up to the same number of shares), at a combined purchase price for both securities of $0.8676 (collectively, the "New Warrants"). Of the New Warrants acquired by the Redmile Funds in the PIPE, RBI II utilized its working capital in the aggregate amount of approximately $1,777,211 to purchase Pre-Funded Warrants to purchase up to an aggregate of 2,048,423 shares of Common Stock and Common Warrants to purchase up to an aggregate of 2,048,423 shares of Common Stock (or, in lieu thereof, Pre-Funded Warrants to purchase up to the same number of shares).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Prior Schedule 13D is hereby amended and supplemented in its entirety by adding the following paragraphs prior to the last paragraph of Item 4:

Private Placement

On August 25, 2025, the Issuer closed on the previously disclosed PIPE pursuant to the terms and conditions of the Purchase Agreement. In connection with the PIPE, RBI II and certain other Redmile Funds were issued and sold the New Warrants by the Issuer as of such closing date.

Resignation of Mike Lee from the Board of Directors

Concurrent with the closing of the PIPE, Michael Lee resigned from his position as a member of the Issuer's Board of Directors. His resignation is not due to any disagreements with the Issuer on any matters relating to its operations, policies or practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 456,784 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 494,932 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 374,149 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 301,022 shares of Common Stock held by Redmile Strategic Long Only Trading Sub, Ltd., (v) 467,910 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (vi) 3,338,997 shares of Common Stock held by RBI II, and (vii) 105,930 shares of Common Stock held by RedCo I, L.P. Redmile is the investment manager to each of the private investment funds listed in items (i) through (vii) (the "Redmile Funds") and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such shares, if any.

Subject to the Beneficial Ownership Blocker (as defined below), Redmile and Mr. Green may also be deemed to beneficially own 11,296,283 shares of Common Stock issuable upon exercise of the Warrants, including the New Warrants. This aggregate number is comprised of (i) 549,386 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 549,386 shares of Common Stock issuable upon exercise of Common Warrants held by Redmile Capital Fund, L.P., (ii) 468,465 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 468,465 shares of Common Stock issuable upon exercise of Common Warrants held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,539,645 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 306,231 shares of Common Stock issuable upon exercise of Common Warrants held by Redmile Strategic Long Only Trading Sub, Ltd., (iv) 632,537 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 315,540 shares of Common Stock issuable upon exercise of Common Warrants held by Redmile Strategic Trading Sub, Ltd., (v) 3,598,835 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 2,048,423 shares of Common Stock issuable upon exercise of Common Warrants held by RBI II, and (vi) 409,685 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 409,685 shares of Common Stock issuable upon exercise of Common Warrants held by RedCo I, L.P. Pursuant to the terms of the Warrants, the Common Stock that may be acquired upon exercise of the Warrants shall be limited to the extent that, following such exercise, the total number of shares of Common Stock then beneficially owned by the holder of the Warrants (together with the holder's affiliates, any other persons deemed to be acting as a group together with the holder or any of its affiliates, or any other persons whose beneficial ownership of Common Stock would or could be aggregated with the holder's and/or its affiliates' for purposes of Section 13(d) or Section 16 of the Exchange Act), would exceed the Beneficial Ownership Limitation (the "Beneficial Ownership Blocker"). The "Beneficial Ownership Limitation" is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder's election upon 61 days' notice to the Issuer. The shares of Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D represent the shares of Common Stock held directly by the Redmile Funds and the 726,435 shares of Common Stock that could be issued to the Redmile Funds, including RBI II, upon exercise of certain of the Warrants directly held by the Redmile Funds, including RBI II, under the Beneficial Ownership Blocker.

Redmile and Mr. Green may also be deemed to beneficially own 112,936 shares of Common Stock issuable upon the exercise of certain vested options. The stock options were granted to Mike Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors and are exercisable within 60 days of the date of this filing. Pursuant to the policies of Redmile, Mr. Lee holds the stock options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the stock options to Redmile.

For purposes of this Schedule 13D, the percent of class calculated based on the sum of (i) 47,903,215 shares of Common Stock outstanding on May 14, 2025, as disclosed in the Issuer's Definitive Proxy Statement for the 2025 Annual Meeting of the Stockholders filed on Schedule 14A with the SEC on May 21, 2025, (ii) 15,225,158 shares of Common Stock issued by the Issuer in the PIPE as reported by the Issuer in its Form 8-K dated August 5, 2025 filed with the SEC on August 6, 2025, plus (iii) 726,435 shares of Common Stock issuable upon exercise of the Warrants directly held by the Redmile Funds, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of those Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Redmile Group, LLC:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 6,379,095
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 6,379,095

Jeremy C. Green:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 6,379,095
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 6,379,095

Redmile Biopharma Investments II, L.P.:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 4,065,432
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 4,065,432
Transactions in the class effected during the past sixty days: See the response to Item 4. Except as disclosed in Item 4, no reportable transactions were effected by any Reporting Persons during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Prior Schedule 13D is hereby amended and supplemented in its entirety by adding the following paragraphs prior to the last paragraph of Item 6:

Registration Rights Agreement

As of the closing date of the PIPE, the Redmile Funds also entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer, pursuant to which the Issuer will agree to register for resale the Common Stock issuable upon exercise of the New Warrants. Under the Registration Rights Agreement, the Issuer agreed to use its commercially reasonable efforts to file a registration statement covering the resale of such Common Stock as promptly as reasonably practicable and in any event no later than the 30th calendar day following the date of closing.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

Pre-Funded Warrants to Purchase Common Stock

The Pre-Funded Warrants acquired by the Redmile Funds, including RBI II, in the PIPE entitle the holder to purchase up to an aggregate of 4,097,730 Pre-Funded Warrant Shares, subject to the Beneficial Ownership Blocker, at an exercise price of $0.0001 per Pre-Funded Warrant. The Pre-Funded Warrants are exercisable by the holder at any time on or after the issuance date until fully exercised.

The foregoing summary of the Pre-Funded Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Pre-Funded Warrant, which is filed as Exhibit 99.10 to this Schedule 13D and is incorporated herein by reference.

Common Warrants to Purchase Common Stock

Each purchaser of Pre-Funded Warrants in the PIPE also received an equal number of Common Warrants. The Common Warrants acquired by the Redmile Funds, including RBI II, in the PIPE entitle the holder to purchase up to an aggregate of 4,097,730 shares of Common Stock (or, in lieu thereof, Pre-Funded Warrants to purchase up to the same number of shares), subject to the Beneficial Ownership Blocker, at an exercise price of $1.0846 per Common Warrant. The Common Warrants are exercisable by the holder at any time on or after the issuance date until 30 days after a public announcement of the data from the Issuer's Phase 1 clinical trial for SL-325 in healthy volunteers and the design of its Phase 2 clinical trials.

The foregoing summary of the Common Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Common Warrant, which is filed as Exhibit 99.11 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.9 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on August 5, 2025).

Exhibit 99.10 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on August 5, 2025).

Exhibit 99.11 Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on August 5, 2025).

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (08/26/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (08/26/2025)
- Redmile Biopharma Investments II, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, the Managing Member of Redmile Biopharma Investments II (GP), LLC, its General Partner (08/26/2025)